Exhibit 34

Grown Rogue Partner Exercises Option and Acquires 60% Controlling Interest of Golden Harvests

Medford, Oregon, May 3, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, announced today that its partner, Canopy Management, LLC (“Canopy”), has acquired a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Canopy is controlled by Grown Rogue’s chief executive officer, Obie Strickler (“Strickler”). In order to expedite regulatory approvals, Canopy obtained the option to acquire 60% ownership of Golden Harvests and signed a new agreement under materially similar terms to the previous option agreement with GR Michigan, LLC. Simultaneously, Strickler provided Grown Rogue Unlimited, LLC (a wholly owned subsidiary of the Company) a right to acquire 87% of the membership units of Canopy pending state and regulatory approval. Canopy filed all of the necessary paperwork and has received both local and state approval to purchase the 60% controlling interest of Golden Harvests. It is expected that Grown Rogue Unlimited, LLC will exercise its option to acquire 87% of the membership units of Canopy by the end of 2021.

“The Michigan market has grown exponentially, and Golden Harvest remains an important strategic asset for us. Canopy exercising the option is an important milestone for Grown Rogue as we continue our successful expansion into this market,” said Obie Strickler, CEO of Grown Rogue. “We have implemented our best-in-class SOPs and leveraged over a decade of operational, grow, and sales experience, and have seen great results in Michigan as we gain market share. We are excited to finalize this transaction and continue providing consistent and quality flower to retailers and consumers alike.”

GOLDEN HARVESTS FACILITY

Approximately 25,000 sq. ft. of the facility is currently online and operating with seven separate flower rooms, vegetative, clone, packaging, trimming, and other infrastructure required to operate a best-in-class cultivation facility. Golden Harvests currently has four licenses, two medical and two adult use, allowing for production of 7,000 plants. Golden Harvests has applied for four additional licenses as they continue to expand, anticipating constructing 6 additional flower rooms in 2021 to meet the increasing demand for the Grown Rogue branded, proprietary, nitrogen sealed flower jars. Grown Rogue and Golden Harvests anticipate production in 2021 will exceed 3,500 lbs.

Golden Harvests was one of the first licensed Michigan operators receiving a Class C grow license in late 2018, with their first harvest in the spring of 2019. Building on the positive reputation and strong sell of Golden Harvests flower, Grown Rogue has already completed agreements with retail partners across the state and started building long-lasting relationships to drive the top line and profitability for all parties while inspiring, educating, and empowering consumers.

“During the past year, Grown Rogue has brought in a wealth of experience and accelerated our business growth in Michigan,” said Dave Pleitner, founder of Golden Harvests. “This acquisition by Canopy helps us get to the finish line and clears the way for new opportunities and focus in our growing market.”

As part of the acquisition of the 60% controlling interest in Golden Harvests, Canopy will pay the existing members of Golden Harvests an aggregate of USD$660,000 in cash and cause Grown Rogue to issue 600,000 common shares of Grown Rogue (“Shares”) in three tranches:

●	Tranche 1 – US$200,000 in cash and 200,000 Shares due February 6, 2021, which was extended for 12 months with US$100,000 cash having been paid and 200,000 Shares issued;

●	Tranche 2 – US$260,000 in cash and 200,000 Shares due February 6, 2021, which was extended to August 6, 2021 for consideration of issuing 200,000 Shares; and

●	Tranche 3 – US$200,000 is due at exercise of the option plus 200,000 Shares, which has been satisfied in full.

For more information about Grown Rogue please visit www.grownrogue.com

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with patented nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100